Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or “the company”)
DIRECTOR INCREASES HIS RANDGOLD RESOURCES SHAREHOLDING
London, United Kingdom, 17 November 2008 — Randgold Resources Limited announces that in terms of the Randgold Resources Share Option Scheme, Mr Robert Israel, a non executive director of Randgold Resources, increased his shareholdings in Randgold Resources on Monday 17 November 2008, following the exercise of options.
Mr Israel increased his holdings in the company to 43,122 or 0.06% of the current issued share capital. Mr Israel exercised 25,400 options or 0.03% of the issued share capital, acquiring all 25,400 shares.

Randgold Resources Enquiries:
Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com